September 27, 2017

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Christopher Dunham

Re:	BankGuam Holding Company Registration Statement on Form S-1, as amended (File No. 333-220357)

Acceleration Request

Requested Date: September 29, 2017

Requested Time: 9:00 A.M. Eastern Time

Ladies and Gentlemen:

BankGuam Holding Company (the “Registrant”) respectfully requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable. The Registrant hereby authorizes Stephen C. Hinton or Charles A. Roberts, Jr., both of whom are attorneys with the Registrant’s outside legal counsel, Bradley Arant Boult Cummings LLP, to orally modify or withdraw this request for acceleration.

Please advise Mr. Hinton at 205-521-8406 when the order declaring the above-captioned Registration Statement on Form S-1 effective is signed, or if you have any questions regarding the same. The Registrant further respectfully requests that a copy of the Commission’s order declaring the Registration Statement on Form S-1 effective be sent to Mr. Hinton via email at shinton@bradley.com.

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Sincerely,

BANKGUAM HOLDING COMPANY

By:	/s/ Lourdes A. Leon Guerrero
Lourdes A. Leon Guerrero
President and Chief Executive Officer